Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Maguire Properties, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-106622) on form S-8 of Maguire Properties, Inc. of our report on the statement of revenue and certain expenses of One California Plaza for the year ended December 31, 2002, which report appears on form 8-K/A of Maguire Properties, Inc.

KPMG LLP

Los Angeles, California
January 7, 2004